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Exhibit 12.1

EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in millions)
Earnings:
Income before provision for income taxes	$1,144.0	$511.2	$388.2	$284.0	$265.2
Add:
Fixed charges	24.8	18.4	12.4	10.3	8.9
Distributed income of equity investees	2.1	—	0.3	—	0.7
Earnings, as adjusted	$1,170.9	$529.6	$400.9	$294.3	$274.8
Fixed charges:
Interest expense	$15.5	$8.9	$3.9	$2.7	$2.1
Amortized premiums, discounts and capitalized expenses related to indebtedness	1.7	0.9	0.5	0.4	0.3
Interest portion of rental expense(a)	7.6	8.6	8.0	7.2	6.5
Fixed charges	$24.8	$18.4	$12.4	$10.3	$8.9
Ratio of earnings to fixed charges	47.1	28.7	32.4	28.7	30.8

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One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.

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  Exhibit 12.1
EDWARDS LIFESCIENCES CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES